McDonnaugh Securities, LLC

Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5
For the Period from October 1, 2020 to June 30, 2021

McDonnaugh Securities, LLC

Table of Contents

For the Period from October 1, 2020 to June 30, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70018

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCDONNAUGH SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2425 GRAND AVE.
(No. and Street)

BALDWIN	NY	11510
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT W. PETERS (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERKOWER, LLC
(Name – *if individual, state last, first, middle name*)

517 ROUTE ONE SOUTH - SUITE 4103	ISELIN	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andre McDonnaugh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCDONNAUGH SECURITIES, LLC, as of JUNE 30, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Christopher G. Duffy
New York State Notary Public
01DU6023197 Nassau County
Term Expires April 19, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of McDonnaugh Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of McDonnaugh Securities LLC (the "Company") as of June 30, 2021, the related statements of operations, changes in member's equity, and cash flows for the period October 1, 2020 to June 30, 2021, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, and the results of its operations and its cash flows for the period October 1, 2020 to June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information (Schedule I – Computation of Net Capital Pursuant to SEC Rule 15c3-1; Schedule II – Computation for Determination of the Reserve Requirement Pursuant to SEC Rule 15c3-3; and Schedule III – Information Relating to the Possession or Control Requirements Pursuant to SEC Rule 15c3-3) (the "Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2021.

Berkower LLC

Berkower LLC

Iselin, New Jersey
September 23, 2021

McDonnaugh Securities, LLC

Statement of Financial Condition
As of June 30, 2021

ASSETS		
Cash	$	55,975
Receivable from broker-dealer		10,000
Other assets		1,236
TOTAL ASSETS	$	67,211
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	1,517
TOTAL LIABILITIES		1,517
Member's Equity	$	65,694
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	67,211

The accompanying notes are an integral part of these financial statements

McDonnaugh Securities, LLC

Statement of Operations

For the Period from October 1, 2020 to June 30, 2021

REVENUE:	
Total revenue	-
EXPENSES:	
Professional fees	31,070
Office expense	1,396
Regulatory fees and expenses	5,390
Other expenses	1,236
Total expenses	39,092
Net loss	$ (39,092)

The accompanying notes are an integral part of these financial statements

McDonnaugh Securities, LLC

Statement of Changes in Member's Equity
For the Period from October 1, 2020 to June 30, 2021

MEMBER'S EQUITY, October 1, 2020	$	74,786
Net loss		(39,092)
Member contributions		30,000
MEMBER'S EQUITY, JUNE 30, 2021	$	65,694

The accompanying notes are an integral part of these financial statements

McDonnaugh Securities, LLC

Statement of Cash Flows

For the Period from October 1, 2020 to June 30, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (39,092)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities	
Increase in receivable from broker-dealer	(10,000)
Increase in other assets	(1,236)
Decrease in accrued expenses	(983)
NET CASH USED BY OPERATING ACTIVITIES	(51,311)
CASH PROVIDED BY FINANCING ACTIVITIES:	
Equity Contributions from Member	30,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	30,000
NET DECREASE IN CASH	(21,311)
CASH - OCTOBER 1, 2020	77,286
CASH - JUNE 30, 2021	$ 55,975

Supplemental Information:

Taxes Paid	$ -
Interest Paid	$ -

The accompanying notes are an integral part of these financial statements

1. Organization and Nature of Business
McDonnaugh Securities LLC (the "Company") was formed by its sole member as a limited liability company in Delaware on July 02, 2018. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC")

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts expensed during the reporting period. Actual results could differ from those estimates.

Revenues Recognition
Private placement and management fees are earned for achieving various fundraising objectives. Such fees may be earned based upon a percentage of funds raised and/or a flat fee and may include a retainer, or partial payment, to commence services.

Income Taxes
The Company is a Single Member LLC and has elected to be treated as a disregarded entity, an entity not subject to tax. The Company is not subject to and does not pay or file Federal, state or local income tax returns; items of taxable income or loss flow through to its sole member. Accordingly, no provision or liability for income taxes is included in the accompanying financial statements.

3. Net Capital Requirement
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year of becoming a FINRA member. At June 30, 2021, the Company had net capital of $64,458, which was $59,458 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 2.35 to 1. The Company does not hold customers' cash or securities and, therefore, is not subject to the provisions of SEC Rule 15c3-3.

4. Concentration Risk
The Company maintains its cash account at a single commercial bank located in the United States. The Company does not consider itself to be at risk with respect to its cash balances.

5. Subsequent Events
The Company has evaluated all subsequent events for recognition and disclosure through the date these financial statements were issued. Based upon this evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statements.

Notes to Financial Statements
For the Period from October 1, 2020 to June 30, 2021

6. Recently Issued Accounting Pronouncements
For the year ending June 30, 2021, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

7. Going Concern
The Company is subject to risks and uncertainties that could affect amounts reported in the Company's financial statement in future periods. The Company has operated with recurring losses and related negative operating cash flows, and is expected to have operating losses for the foreseeable future. At June 30, 2021, the Company's cash balance was $55,975. Management has determined that additional funding will be necessary and remains committed to contributing capital for the foreseeable future to ensure net capital compliance is maintained.

8. COVID 19
Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

9. Lease Accounting
During February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, "Leases (Topic 842)." ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make the lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. As of June 30, 2021, the Company does not maintain any leases in excess of a one year term. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation.

10. Deposit At Clearing Organization
The Company maintains a clearing relationship to carry its account and the accounts of its clients as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as indemnification obligations specified in the clearing agreement. The balance at June 30, 2021 was $10,000, all of which is a clearing deposit of $10,000.

McDonnaugh Securities, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1
As of June 30, 2021

TOTAL MEMBER'S EQUITY	$	65,694
TOTAL CAPITAL		65,694
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Other assets		1,236
Total non-allowable assets		1,236
NET CAPITAL	$	64,458
AGGREGATE INDEBTEDNESS:		
Account payable and accrued expenses	$	1,517
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required (greater of $5,000 or 12.50% aggregate indebtedness)	$	5,000
Excess net capital	$	59,458
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	58,458
Percentage of aggregate indebtedness to net capital		2.35%

There were no material differences between the above computation of net capital and the Company's corresponding unaudited Focus Report.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT PURSUANT TO SEC RULE 15c3-3

As the Company does not handle customer cash or securities, the company does not have an reserve or possession or control requirements with respect to SEA Rule 15c3-3.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

As the Company does not handle customer cash or securities, the company does not have an reserve or possession or control requirements with respect to SEA Rule 15c3-3.

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of McDonnaugh Securities, LLC:

We have reviewed management's statements, included in the accompanying McDonnaugh Securities, LLC Exemption Report, in which McDonnaugh Securities, LLC (the "Company") stated that:

1) the Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and
2) the Company is filing an exemption report relying on Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, because:

   (i) the Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to Customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of the Exchange Act Rule 15c2-4;
   (ii) the Company did not carry accounts of or for customers; and
   (iv) the Company does not carry PAB accounts (as defined in SEC Rule 15c3-3), and

3) the Company stated that there were no exceptions to its compliance with the identified Footnote 74 provisions throughout the period October 1, 2020 to June 30, 2021, without exception.

The Company's management is responsible for compliance with the provisions of Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on Management's Statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to Management's Statements referred to above for them to be fairly stated, in all material respects.

Berkower LLC

Berkower LLC

Iselin, New Jersey
September 23, 2021

McDonnaugh Securities, LLC

Exemption Report

For the period ended June 30, 2021

We, as members of management of McDonnaugh Securities, LLC (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by Certain Brokers and Dealers". We have performed an evaluation of the Company's compliance with the requirements of 17a-5 and the exemption provisions in Rule 15c3-3(k) and of the 2013 Release adopting amendments to Rule 17a-5 (the "2013 Release"), including Footnote74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of the Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best of our knowledge and belief of the Company:

1. We have reviewed the provisions of Rule 15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release, and
2. The Company met the identified conditions for such reliance throughout the period October 1, 2020 to June 30, 2021 without exception.

Andre McDonnaugh, CEO